

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2016

<u>Via E-mail</u>
Hans Jakob Hegge
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035,
Stavanger, Norway

> **Re: Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **Form 20-F/A for Fiscal Year Ended December 31, 2015**
> **Filed April 12, 2016**
> **Supplemental Response dated October 5, 2016**
> **File No. 1-15200**

Dear Mr. Hegge:

We have reviewed your October 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

<u>Form 20-F for Fiscal Year Ended December 31, 2015</u>

<u>Business Overview, page 13</u>

<u>Proved Oil and Gas Reserves, page 48</u>

<u>Development of Reserves, page 55</u>

1.   To further our understanding of your response to prior comment 1, provide us with the total net quantities of proved undeveloped reserves that were expected to remain

undeveloped for five years or more as of December 31, 2014 and 2015. As part of your response, clarify for us the net quantities of such reserves attributable to the fields provided as examples in your filings on Form 20-F for each of the fiscal years ended December 31, 2014 and 2015.

Financial Review, page 71

2.   We note your financial results in 2015 were influenced by the fall in oil prices from the disclosure in your Form 20-F. We also note that your Form 6-K furnished on October 27, 2016 states that your financial results in the third quarter of 2016 were affected by low oil and gas prices. Address the uncertainty in commodity prices by adding disclosure to the Operating and Financial Review section of your Form 20-F that provides a discussion and analysis of the reasonably likely effect of a continuation of the lower prices reflected in your Form 20-F to your operating results, liquidity, or capital resources. This disclosure should address the potential impact of oil and natural prices not rising to the prices used in your internal price forecasts. Refer to Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 164

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page 172

Impairment / Reversal of Impairment, page 173

3.   The revised disclosure provided in response to prior comment 2 states that key assumptions used in impairment testing bear the risk of change and that your estimates of future cash flows reflect uncertainties in timing and amount. However, your revised disclosure does not provide insight into the extent of the uncertainty associated with the key assumptions used to test your oil and natural gas properties for impairment or the reasonably likely effect of changes in circumstances or expectations of future performance. For example, your response states that the recoverable amount of your oil and natural gas properties is especially sensitive to future developments in the market price of oil and gas, but your revised disclosure does not address the uncertainty associated with assumptions related to price or the impact of reasonably likely changes in these assumptions. Further revise your disclosure accordingly.

Note 11 – Property, Plant and Equipment, page 187

Impairments, page 188

4.   In response to prior comment 4, you state that estimates of future cash flows from your oil and natural gas properties reflect a range of economic conditions by using your most

likely expected estimates. Provide us with additional detail explaining how the substantial decline in oil and gas prices described in your Form 20-F affected your estimate of future cash flows in determining value in use.

5.   Your response to prior comment 4 states that your basis for estimating the cash flows for oil and natural gas properties is consistent with the data used for investment decisions. Tell us if it is also consistent with the data used for your budgets and forecasts. Refer to paragraph 33(b) of IAS 36.

6.   We note from your response to prior comment 5 that your cash flow projections follow the expected reserves / production profile of the oil and natural gas asset and typically exceed a period of 5 years. As it relates to your estimates of future long-term prices, tell us how your cash flow projections are prepared in a manner consistent with the guidance per paragraphs 35 and 36 of IAS 36 regarding projections of cash flows over a period longer than five years. For example, explain your analysis of objective information about patterns in oil and natural gas prices.

7.   As it relates to your long term commodity price assumptions, your response to prior comment 5 states that you reflect upon the current market environment and adjust your long term analysis when fundamental changes in the macro environment have been observed. With reasonable detail regarding the analysis performed, tell us whether the current environment of decreasing oil and gas prices described in your Form 20-F was deemed to be a fundamental change in the macro environment and, if so, explain how this impacted your analysis of long term prices.

8.   We note from your response to prior comment 5 that you perform benchmark evaluations against external data to evaluate and update past projections based on actual outcomes to comply with paragraph 34 of IAS 36. Tell us about recent results of this type of analysis and the degree to which you are able to ensure that current cash flow projections are consistent with past actual outcomes.

Sensitivities, page 190

9.   Your response to prior comment 6 indicates that you disclosed the carrying amount of producing and development assets which would be subject to impairment assessment assuming a 20% decline in forecasted commodity prices as this was considered a reasonably likely development. Revise to explain that this disclosure was based on a reasonably likely outcome.

10.   As noted in prior comment 6, disclosure in your Form 20-F states that the expected impairment amount from an additional decline in commodity price forecasts is not disclosed because there are substantial uncertainties related to other relevant assumptions. Revise to more clearly state, if true, that it is impracticable to provide disclosure regarding the extent of the possible effects of uncertainties associated with forecasted

commodity prices, but that it is reasonably possible that a material adjustment to the carrying amount of your oil and natural gas properties could be required. Refer to paragraph 131 of IAS 1.

Note 27 – Supplementary Oil and Gas Information, page 214

Oil and Gas Reserve Quantities, page 214

11.   We note your response to prior comment 7. Explanatory language should be provided as part of the disclosure of changes in your net reserve quantities to comply with FASB ASC 932-235-50-5. Revise your presentation accordingly.

         You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the engineering related matters. Please contact me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources